

09057542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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N3 3/2

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45056

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____**01/01/08**_____ AND ENDING _____**12/31/08**_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Banorte Securities International, Ltd.
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 36th Floor
(No. and Street)

New York   **NY**   **10022**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Saa   **212-484-5231**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer P.C.
(Name - if individual, state last, first, middle name)

420 Lexington Avenue   New York   New York   10170
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

FEB 25 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



AFFIRMATION

I, Jose Saa, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Banorte Securities International, Ltd. (the "Company"), as of and for the year ended December 31, 2008 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ _____
Signature   Date

_____
Title

Subscribed and Sworn to before me
on this _____ day of _____ 2009

_____
Notary Public

BANORTE SECURITIES INTERNATIONAL, LTD.
(A Indirect Wholly-Owned Subsidiary of
Casa De Bolsa Banorte, S.A. De C.V.)
(S.E.C. I.D. No. 8-45056)

Report Pursuant to Rule 17a-5(e) (3)
Under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT
December 31, 2008



COHEN &
SCHAEFFER
P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BANORTE SECURITIES INTERNATIONAL, Ltd.
(An Indirect Wholly-Owned Subsidiary of Casa De Bolsa Banorte, S.A. De C.V.)
(S.E.C. I.D. No. 8-45056)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed Pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT



**COHEN &
SCHAEFFER** P.C.

CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
Fax: (212) 687-2705

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Banorte Securities International, Ltd.:

We have audited the accompanying statement of financial condition of Banorte Securities International, Ltd., an indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Banorte Securities International, Ltd., as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Cohen & Schaeffer P.C.

February 19, 2009

BANORTE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)

Statement of Financial Condition
As of December 31, 2008

Assets		2008
Cash	$	231,523
Securities Owned—At fair value ($6,254,907 held at clearing broker)		6,387,048
Due from Clearing Broker		2,369,859
Accounts Receivable		1,040,785
Furniture, Equipment, Software and Leasehold Improvements		487,357
(net of accumulated depreciation of $1,065,441)		
Income Tax Receivable		160,933
Prepaid Expenses		66,201
Total Assets	$	10,743,706

Liabilities and Stockholder's Equity

Liabilities		
Accrued Compensation	$	802,766
Accounts Payable and Accrued Expenses		5,438,211
Deferred Tax Liability		
Total Liabilities		6,240,977

Stocholder's Equity		
Common Stock (no par value, 200 shares authorized, 50 shares issued and outstanding)		500
Additional Paid-in Capital		5,675,474
Accumulated Surplus		(1,173,245)
Total stockholder's equity		4,502,729
Total Liabilities and Stockholder's Equity	$	10,743,706

See notes to financial statement.

BANORTE SECURITIES INTERNATIONAL, LTD.
(A Indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.

NOTES TO FINANCIAL STATEMENT AS OF
THE YEAR ENDED DECEMBER 31, 2008

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

Banorte Securities International Ltd. (the "Company"), an indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in Mexican and U.S. securities, primarily on the Mexican stock exchange and the over the counter markets. The Company is an introducing broker-dealer.

All domestic securities transactions are cleared through clearing brokers on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The Company is registered with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc.. Due from clearing brokers consists primarily of cash balances held at the clearing brokers.

Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value. Net realized and unrealized gains and losses are reflected in trading in the statement of income.

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts. Significant estimates include taxes, certain income and receivables, and accrued compensation.

At December 31, 2008, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange through out the year. Gains or losses resulting from foreign currency transactions are included in net income.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"). FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. In February 2008, the FASB issued Staff Position No. FIN 48-2 "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises", which deferred the effective date of FIN No. 48 for certain non-public enterprises, as defined. The Company has decided not to adopt FIN No. 48 for the year ended December 31, 2008.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, with some exceptions. The Company is currently evaluating the potential impact of adopting SFAS No. 157 on the Company's financial statement.

In January 2007 the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement was issued with the intent to provide an alternative measurement treatment for certain financial assets and liabilities. The alternative measurement would permit fair value to be used for both initial and subsequent measurement, with changes in fair value recognized in earnings as those changes occur. This "Fair Value Option" would be available on a contract by contract basis. The effective date for this statement is the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. SFAS No. 159 also allows an entity to early adopt the statement as of the beginning of an entity's fiscal year that begins after the issuance of this statement, provided that the entity also adopts all the requirements of SFAS No. 157 "Fair Value Measurements." The Company is currently assessing the impact adoption may have on its financial statement.

2. SECURITIES OWNED

Details of securities are as follows:

	2008
Money Market Funds	$ 6,254,907
Certificate of deposit	132,133
	$ 6,387,040

Securities which are held at a clearing broker can be sold or repledged by the holder. At December 31, 2008, $6,254,907, of the Company's securities is deposited with a clearing broker and is available for re-hypothecation.

3. RELATED-PARTY TRANSACTIONS

The Company entered into an agreement with certain affiliates, under common ownership with the Company, for the use of certain technical, administrative, marketing and distributive services and also a proprietary trading system. Detail of related party transactions and balances are as follows:

Parent Company:		2008
Service fees charged by related party and outstanding at December 31, 2008.	$	2,328,773
Accounts Receivable		3,675

Related Companies:		
Distribution and allocation fee	$	1,224,893
Accounts Receivable		2,409
Commission Income		-
Occupancy Expenses		7,200
Other Expense		35,690

4. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, software and leasehold improvements are as follows:

Equipment	$	227,562
Furniture and fixture		262,226
Leasehold improvements		504,979
Software cost		558,031
		1,552,798
Less: accumulated depreciation		(1,065,441)
	$	487,357

Depreciation expense related to furniture, equipment, software and leasehold improvements for the year ended December 31, 2008 was $193,946.

5. INCOME TAXES

The provision for income taxes for the period ended December 31, 2008 consists of the following:

	Current	Deferred	Total
Federal	$ 57,593	$ (144,531)	$ (86,938)
State and local	8,183	(24,036)	(15,853)
Total	$ 65,776	$ (168,567)	$ (102,791)

Year 2008 net operating loss can be used to compensate future taxable income of $3,254,888 with a future net tax effect of $1,659,992.

The Internal Revenue Service is currently performing the examination of the year 2007; the Company estimates that no major adjustment will be assessed as a result from this examination.

6. COMMITMENTS AND CONTINGENCIES

The Company leases a space under a lease agreement. Future minimum lease payments, at December 31, 2008 are:

Years Ending
December 31

2009	$	459,251
2010		459,251
2011		459,251
2012		459,251
2013		382,710
	$	2,219,715

Rent expense for the year was $486,295, which included escalation costs totaling $35,735.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company has no maximum amount and believes there is no estimable amount because this right applies to all trades executed through the clearing broker and would be based on the future non-performance of one or more clearing brokers. At December 31, 2008, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

The Company Accounts Receivable balance includes an amount of approximately $650,000 relating to a transaction with a client whose name appeared on the OFAC list subsequent to the trade date. The Company after discussions with the regulators has chosen to be conservative and account for the amount as a receivable for the full value of the transaction.

7. OFF-BALANCE-SHEET RISK

A substantial portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

Financial instruments sold, but not yet purchased resulting from certain unmatched principal transactions represents obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. At December 31, 2008, the Company did not have any financial instruments sold, but not yet purchased.

8. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") *Uniform Net Capital Rule* (the "Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $2,473,129 which was $2,057,064 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 2.52 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

All customer transactions are cleared on a fully disclosed basis through a clearing broker.

****



COHEN & SCHAEFFER P.C.

CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
Fax: (212) 687-2705

February 19, 2009

Banorte Securities International Ltd.
540 Madison Avenue
New York, NY 10022

In planning and performing our audit of the financial statements of Banorte Securities International Ltd., an indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 19, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the Financial Industry Regulatory Authority Inc. that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Cohen & Schaeffer P.C.